EXHIBIT 99.1

FSD Pharma Announces Share Consolidation and Name Change

Toronto, August 9, 2024 FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions is pleased to announce the proposed consolidation of its issued and outstanding class A multiple voting shares (“Class A Multiple Voting Shares”) and class B subordinate voting shares (“Class B Subordinate Voting Shares”) of the Company on the basis of one (1) post-consolidation Class A Multiple Voting Share and Class B Subordinate Voting Share for every sixty-five (65) pre-consolidation Class A Multiple Voting Shares and Class B Subordinate Voting Shares (the “Consolidation”). This ratio is within the ratio range approved by the Company’s stockholders at its annual general and special meeting held on July 22, 2024.

The Company will also change its name to “Quantum BioPharma Ltd.” (the “Name Change”), and, subject to approval by The Nasdaq Capital Market (“Nasdaq”), the Class B Subordinate Voting Shares will commence trading on the Canadian Securities Exchange (the “CSE”) and Nasdaq under the new trading symbol “QNTM” on both the CSE and Nasdaq at the market open on August 15, 2024.

The Consolidation is expected to be effective at 12:01 a.m., Eastern time, on August 15, 2024 and the Company’s Class B Subordinate Voting Shares will begin trading on a post-Consolidation basis at the market open on Nasdaq and the CSE on August 15, 2024 under the trading symbol “QNTM”. The Consolidation is part of the Company’s plan to regain compliance with the minimum bid price requirement for continued listing on Nasdaq.

As a result of the Consolidation, the 72 Class A Multiple Voting Shares currently issued and outstanding will be reduced to 2 Class A Multiple Voting Shares. As a result of the Consolidation, the 77,649,332 Class B Subordinate Voting Shares currently issued and outstanding will be reduced to approximately 1,194,852 Class B Subordinate Voting Shares. No fractional Class A Multiple Voting Shares and Class B Subordinate Voting Shares will be issued as a result of the Consolidation. If the Consolidation would otherwise result in the issuance of a fractional Class A Multiple Voting Shares or Class B Subordinate Voting Shares, no fractional Class A Multiple Voting Shares or Class B Subordinate Voting Shares shall be issued, and such fraction will be rounded up to the nearest whole number.

The exercise price or conversion price and the number of Class B Subordinate Voting Shares issuable under any of the Company’s outstanding convertible securities will be proportionately adjusted upon Consolidation.

Upon completion of the Consolidation and the Name Change, the CUSIP and ISIN of the Class B Subordinate Voting Shares will be changed to 74764Y205 and CA74764Y2050, respectively, and the CUSIP and ISIN of the Class A Multiple Voting Shares will be changed to 74764Y106 and CA74764Y1060, respectively.

In accordance with the Company's governing corporate legislation, the Business Corporations Act (Ontario) (the “OBCA”), and the Company's constating documents, the Name Change and Consolidation were approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 22, 2024.

Letter of transmittals with respect to the Name Change and Consolidation will be mailed to registered shareholders after the Effective Day. All registered shareholders will be required to deposit their share certificate(s) or DRS statements, together with the duly completed letter of transmittal, with Marrelli Trust Company Limited, the Company's registrar and transfer agent, in accordance with the instructions provided in the letter of transmittal. Until surrendered, each certificate or DRS statements formerly representing Class A Multiple Voting Shares or Class B Subordinate Voting Shares will be deemed for all purposes to represent the number of Class A Multiple Voting Shares or Class B Subordinate Voting Shares to which the holder thereof is entitled as a result of the Consolidation. Shareholders who hold their Class A Multiple Voting Shares or Class B Subordinate Voting Shares through a broker, investment dealer, bank or trust company should contact that nominee or intermediary for assistance in depositing their Class A Multiple Voting Shares or Class B Subordinate Voting Shares in connection with the Name Change and Consolidation. A copy of the letter of transmittal will be posted on the Company's SEDAR+ profile at www.sedarplus.ca.

In addition, as approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 22, 2024, the Company is also pleased to announce a non-brokered private placement of post-Consolidation Class A Multiple Voting Shares (the “Offering”). The Company expects to offer up to 4 Class A Multiple Voting Shares at a price of $18.00 per Class A Multiple Voting Share, and expects that the entirety of the Offering will be subscribed for by entities beneficially owned or controlled by Zeeshan Saeed and Anthony Durkacz, being the existing holders of Class A Multiple Voting Shares. When the Company initially went public in 2018, the voting rights attached to the Class A Multiple Voting Shares equalled 75.87% of the aggregate voting rights attached to the Class A Multiple Voting Shares and Class B Subordinate Voting Rights. As a result of issuances of Class B Subordinate Voting Shares over the intervening 6 years, that percentage has declined to 20.42%. The Company has determined that it would be in its best interests to proceed with the Offering, which, if fully subscribed, would result in the voting rights attached to the Class A Multiple Voting Shares increasing to 58.15%, which returns those voting rights to nearly the same percentage as when the Company initially went public. The board of directors of the Company determined that the Offering was in the best interests of the Company and executed a board resolution approving the same on August 6, 2024. In its decision-making process, the board of directors had informal discussions excluding Messrs. Saeed and Durkacz to discuss the Offering, it reviewed the Company's articles, and it reviewed the implications of issuing additional Class A Multiple Voting Shares. Zeeshan Saeed and Anthony Durkacz abstained from this vote with respect to their interest in the resolution, in accordance with section 132(5) of the OBCA. In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Offering to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of Zeeshan Saeed and Anthony Durkacz do not constitute a vote by the insider as a director to approve the Offering. The Offering was unanimously approved by the directors of the Company entitled to vote thereon. All Class A Multiple Voting Shares issued pursuant to the Offering will be subject to hold periods of four months and a day from the date of closing.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities to, or for the account or benefit of, persons in the United States or U.S. persons. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The Company expects Zeeshan Saeed and Anthony Durkacz, being related parties as defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), to participate in the Offering. The Company expects that any such resulting related party transaction will be exempt from the formal valuation requirement and minority shareholder approval requirements of MI 61-101 based on the exemptions under sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Class A Multiple Voting Shares being purchased will not exceed 25% of the Company’s market capitalization. The Company expects that the closing of the Offering will occur within 21 days of this announcement and that it will not file a material change report in respect of the related party transaction at least 21 days before the closing date. The Company deems this circumstance reasonable and necessary in order to complete the Offering in an expeditious manner.

About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma invented unbuzzd™ and spun it out its OTC version to a company, Celly Nutrition, led by industry veterans. FSD retains ownership of 25.71% (March 31, 2024) of Celly Nutrition Corp. at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to FSD Pharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, FSD Pharma retains a large tax loss carry forward of approximately CAD$130 million and could be utilized in the future to offset tax payable obligations against future profits. FSD Pharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical / medical uses. FSD Pharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future including the closing date of the Offering, the size of the Offering, proposed use of proceeds of the Offering, the subscribers of the Offering including the expected participation of certain related parties, the Company's exemption from certain requirements of MI 61-101, the receipt of approvals for the Offering, and the timing of and receipt of regulatory approval for the Consolidation and Name Change.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the completion of the Offering, the Consolidation and Name Change.

The reader is urged to refer to additional information relating to FSD Pharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

ClearThink

Email: nyc@clearthink.capital

Telephone: (917) 658-7878